Exhibit 12.1

NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					24 Weeks Ended
	Jan. 3, 2009	Jan. 2, 2010	Jan. 1, 2011	Dec. 31, 2011	Dec. 29, 2012	Jun. 16, 2012	Jun. 15, 2013
(In thousands, except ratios)

Fixed Charges:
Interest expense on	$26,466	24,372	23,403	24,894	24,944	10,598	9,957
Indebtedness

Rent expense (1/3 of total	7,299	8,565	8,164	6,400	7,612	3,067	4,159
rent expense)

Total fixed charges	$33,765	32,937	31,567	31,294	32,556	13,665	14,116

Earnings:
Income (loss) before	$53,791	23,750	72,126	58,428	(121,694)	(104,231)	17,557
provision for income taxes

Fixed charges	33,765	32,937	31,567	31,294	32,556	13,665	14,116

Total earnings (loss)	$87,556	56,687	103,693	89,722	(89,138)	(90,566)	31,673

Ratio	2.59x	1.72x	3.28x	2.87x	-2.74x	-6.63x	2.24x